FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Intersects Additional High-Grade Mineralization Near Existing Infrastructure at Island Gold which is Expected to Drive Further Growth in Mineral Reserves and Resources

Toronto, Ontario (February 13, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from underground exploration drilling at the Island Gold Mine. Underground exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit within the main E1E and C-Zones, as well as several hanging wall and footwall structures in proximity to existing underground infrastructure. These results are expected to contribute to another increase in high-grade Mineral Reserves and Resources at Island Gold to be outlined in the 2023 year-end update to be released later this month.
Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. New highlights include1:
•Island East (E1E-Zone)
•34.48 g/t Au (34.48 g/t cut) over 2.82 m (840-632-49);
•20.85 g/t Au (20.85 g/t cut) over 2.41 m (1040-619-20);
•19.22 g/t Au (19.22 g/t cut) over 2.05 m (945-624-34); and
•16.13 g/t Au (16.13 g/t cut) over 2.45 m (840-530-09).
•Island West (C-Zone)
•106.04 g/t Au (48.86 g/t cut) over 2.38 m (490-456-13); and
•19.56 g/t Au (19.56 g/t cut) over 3.81 m (790-479-40).
Island Gold Hanging wall and Footwall exploration highlights: high-grade gold mineralization intersected within several recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent a significant opportunity to add near mine Mineral Reserves and Resources which would be low-cost to develop and produce given their proximity to existing infrastructure. This includes the NS1 Zone which was discovered early in 2023 and was being developed and mined by the end of the year. New highlights include1:
•Island West Hanging Wall Zones
B Zone
•29.33 g/t Au (23.89 g/t cut) over 6.93 m (790-479-34);
•40.36 g/t Au (40.36 g/t cut) over 3.91 m (790-479-40);
•65.23 g/t Au (24.36 g/t cut) over 2.28 m (900-506-09);

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NS1 Zone: currently defined over a North-South strike of approximately 70 m and vertical continuity of over 450 m, and remains open up and down dip
•23.34 g/t Au (12.56 g/t cut) over 4.03 m (900-506-10);
•17.30 g/t Au (8.61 g/t cut) over 3.41 m (900-506-11A);
•12.33 g/t Au (12.33 g/t cut) over 3.96 m (900-506-07); and
•10.46 g/t Au (10.46 g/t cut) over 4.17 m (900-506-08).
•Island East Footwall Zones
E1D1 Zone
•67.08 g/t Au (13.21 g/t cut) over 2.56 m (1040-619-22);
•50.10 g/t Au (12.67 g/t cut) over 2.35 m (1040-619-31); and
•14.78 g/t Au (14.39 g/t cut) over 2.17 m (1040-619-20).
E1D Zone
•228.50 g/t Au (70.63 g/t cut) over 2.79 m (945-624-31A); and
•52.31 g/t Au (15.13 g/t cut) over 2.06 m (945-624-32).
Other Hanging Wall and Footwall intersections: drilling continues to intersect high-grade mineralization in proximity to existing underground infrastructure in yet to be defined zones. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas. New highlights include2:
Footwall
•1389.65 g/t Au over 2.90 m (620-595-02);
•39.42 g/t Au over 2.45 m (840-632-49);
•25.85 g/t Au over 3.65 m (840-632-41);
•18.71 g/t Au over 3.45 m (1015-640-06); and
•16.05 g/t Au over 2.75 m (840-632-41).
Hanging Wall
•103.37 g/t Au over 2.90 m (900-506-13);
•52.65 g/t Au over 2.15 m (900-506-06); and
•17.33 g/t Au over 2.70 m (900-506-13).
1 All reported composite intervals are calculated true width of the mineralized zones, unless otherwise stated. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t Au; B Zone, E1D1 zone and NS1 @ 90 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut).

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"Our transition to underground exploration drilling from surface directional drilling has been successful across a number of fronts. Drilling continues to extend high-grade mineralization across the two kilometre long lateral extent of the main Island Gold deposit, as well as within a number of new and expanding zones in the hanging wall and footwall. These results within the main Island Gold structure and a growing number of hanging wall and footwall zones are expected to drive another increase in combined Mineral Reserves and Resources at Island Gold with the year-end update to be released later this month. This is expected to mark the eighth consecutive year of Mineral Reserve and Resource growth over which time the deposit has more than tripled in size to well over five million ounces of gold,” said John A. McCluskey, President and Chief Executive Officer.
“These expected high-grade additions are all in proximity to our existing underground infrastructure such that they will be low-cost to develop and provide increasing operational flexibility as we expand the operation. With the main deposit open laterally and down-plunge, and more than 2,000 intersections of significant gold mineralization outside of existing Reserves and Resources in the hanging wall and footwall, we expect Island Gold’s tremendous track record of growth to continue,” Mr. McCluskey added.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 and 2 at the end of this news release.
2023 Exploration Drilling Program – Island Gold
During 2023, 157 holes totaling 39,110 metres (“m”) were completed as part of the underground exploration program, and 155 holes totaling 31,636 m as part of the underground delineation drilling program. To support the underground program, a total of 404 m of underground exploration drift development was completed in 2023 on the 850, 945, and 1025 levels. Additionally, 5,131 m of surface drilling was completed in three holes. The regional surface drilling program, focused on the Pine-Breccia and Cline Edwards Plowman targets, was completed in the third quarter of 2023 and included 42 holes over 8,432 m.

2024 Exploration Drilling Program
A total of $19 million is budgeted for exploration at Island Gold in 2024, up from $14 million in 2023, with both a larger near mine and regional exploration program planned for the year. The 2024 exploration program will follow up on a successful 2023 program with high-grade gold mineralization extended laterally to the West and East as well as within multiple structures within the hanging wall and footwall.
Consistent with the 2023 program, the majority of the 2024 mine exploration program will be comprised of underground drilling with 41,000 m planned. The focus will be the definition of new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure, as well as the conversion of the large existing Mineral Resource base to Mineral Reserves. This includes drilling across the strike extent of the main Island Gold Deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones. To support the underground exploration drilling program, 460 m of underground exploration drift development is planned to extend drill platforms on the 850, 945, and 1025-levels.
Additionally, 12,500 m of surface exploration drilling has been budgeted targeting high potential areas within the Island West, Main and East ore shoots, the up-plunge extension of the Island West ore shoot, and evaluating the potential for high-grade mineralized hanging wall structures near surface.
The regional exploration program has also been expanded to 10,000 m. The 2024 program will follow up on high-grade mineralization intersected at the Pine-Breccia and 88-60 targets, located 4 kilometres (“km”) and 7 km, respectively, from the Island Gold Mine. Drilling will also be completed in proximity to the past-producing Cline and Edwards mines, as well as at the Island Gold North Shear target. A comprehensive data compilation project will also commence across the broader 40,000 hectare Manitou land package that was acquired in 2023 in support of future exploration targeting.

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Island West
Underground Exploration Drilling
Underground drilling has further extended high-grade gold mineralization along strike, 150 m to the west, and up plunge of existing Mineral Reserves and Resources in the middle portion of Island West. Drilling is being conducted from the 490-level and the 790-level exploration drifts, between vertical depths of 400 m and 1,100 m.
New highlights include (Figure 1, Table 1):
C-Zone
•106.04 g/t Au (48.86 g/t cut) over 2.38 m (490-456-13); and
•19.56 g/t Au (19.56 g/t cut) over 3.81 m (790-479-40).

Island West Hanging Wall Zones
In addition to testing the C-Zone, underground exploration drilling continued to target and expand on previous drilling that intersected high-grade gold mineralization in sub-parallel and perpendicular structures in the hanging wall from the 490, 790, and 900-levels.
NS1 Hanging Wall Zone
The NS1 zone is a north-striking structure with a high-angle orientation relative to the C-Zone. After being discovered early in 2023, the first stopes were mined from the NS1 zone during the second half 2023 highlighting the near-term opportunities within these hanging wall and footwall zones. Ongoing drill testing and five exploration sills have been completed from the 750, 770, 790, 810, and 850-levels which have demonstrated excellent continuity, over an average strike of 40 m to the south on these levels, and over 100 m vertically. Additional drilling from the 490, 580, 770, and 900 levels has now expanded the NS1 zone over a vertical extent of 450 m, from the 400 level to the 995 level, and defined an average strike of 70 m.
In addition to contributing to near-term production, an initial Mineral Reserve and Resource will be declared within the NS1 zone in the year-end 2023 update. The zone remains open up and down dip and will be an ongoing focus of drilling in 2024. In addition, other north-striking high-angle structures have been identified across the deposit, which will be evaluated further as underground exploration drilling advances.
New highlights from the Island West Hanging Wall zones include (Table 1):
B Zone
•29.33 g/t Au (23.89 g/t cut) over 6.93 m (790-479-34);
•40.36 g/t Au (40.36 g/t cut) over 3.91 m (790-479-40);
•65.23 g/t Au (24.36 g/t cut) over 2.28 m (900-506-09);
NS1 Zone:
•23.34 g/t Au (12.56 g/t cut) over 4.03 m (900-506-10);
•17.30 g/t Au (8.61 g/t cut) over 3.41 m (900-506-11A);
•12.33 g/t Au (12.33 g/t cut) over 3.96 m (900-506-07); and
•10.46 g/t Au (10.46 g/t cut) over 4.17 m (900-506-08).

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Island East
Underground Exploration Drilling
Underground drilling from the 840 and 945-level exploration drifts, as well as the 1040 ramp continues to extend high-grade gold mineralization along strike to the east of Mineral Reserves and Resources in the middle portion of Island East (between vertical depths of 700 m and 1,300 m).
New highlights in the E1E-Zone include (Figure 1, Table 1):
•34.48 g/t Au (34.48 g/t cut) over 2.82 m (840-632-49);
•20.85 g/t Au (20.85 g/t cut) over 2.41 m (1040-619-20);
•19.22 g/t Au (19.22 g/t cut) over 2.05 m (945-624-34);
•16.13 g/t Au (16.13 g/t cut) over 2.45 m (840-530-09);
•16.99 g/t Au (16.99 g/t cut) over 2.05 m (840-632-47); and
•14.76 g/t Au (12.66 g/t cut) over 2.06 m (840-632-45).
Island East Footwall Zones
In addition to testing the E1E-Zone, underground exploration drilling continued to target and expand on previous drilling that intersected high-grade gold mineralization in structures in the footwall from the 945 and 1040-levels. This additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within multiple structures referred to as the E1D1 and E1D zones, located 10 m and 30 m from the E1E-Zone, respectively.
New highlights from the Island East Footwall zones include (Table 1):
E1D1 Zone
•67.08 g/t Au (13.21 g/t cut) over 2.56 m (1040-619-22);
•50.10 g/t Au (12.67 g/t cut) over 2.35 m (1040-619-31);
•14.78 g/t Au (14.39 g/t cut) over 2.17 m (1040-619-20); and
•14.45 g/t Au (14.45 g/t cut) over 2.05 m (1040-619-13).
E1D Zone
•228.50 g/t Au (70.63 g/t cut) over 2.79 m (945-624-31A); and
•52.31 g/t Au (15.13 g/t cut) over 2.06 m (945-624-32).
As with the hanging wall and footwall zones in Island West, these footwall zones in Island East highlight the potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure which would be low-cost to develop and mine.
Other Zones
The majority of Island Gold’s Mineral Reserves and Resources and main production horizons are hosted in the C/E1E structure. The Island Gold Deposit also consists of a growing number of sub-parallel and high-angle mineralized structures outside of the main C/E1E-Zone. As underground development advances, these sub-parallel hanging wall and footwall structures can be targeted and defined with step-out drilling from underground drill platforms.
These zones and other targets within the hanging wall and footwall represent significant opportunities to define additional high-grade Mineral Reserves and Resources outside of the main C/E1E-Zone in proximity to existing underground infrastructure. These additions would enhance the ounce per vertical metre profile and provide multiple mining horizons from the same lateral development levels.

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The following are highlights of new hanging wall and footwall intersections from underground exploration drilling where the geometry and continuity are not yet established (“Unknown Zone”). These are part of more than 2,000 intersections above 3 g/t Au within recently defined and yet to be defined zones in the hanging wall and footwall. These intersections are outside of existing Mineral Reserves and Resources, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas.
New highlights include (reported composite intervals are uncut and as core length, as true width is unknown at this time) (Table 1):
Footwall intersections:
•1389.65 g/t Au over 2.90 m (620-595-02);
•39.42 g/t Au over 2.45 m (840-632-49);
•25.85 g/t Au over 3.65 m (840-632-41);
•18.71 g/t Au over 3.45 m (1015-640-06); and
•16.05 g/t Au over 2.75 m (840-632-41).
Hanging wall intersections:
•103.37 g/t over 2.90 m (900-506-13);
•52.65 g/t Au over 2.15 m (900-506-06); and
•17.33 g/t Au over 2.70 m (900-506-13).

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed and supervised by Tyler Poulin, P.Geo., Chief Geologist at the Island Gold Mine. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to AGAT and Actlabs laboratories, and regional samples are delivered to ALS laboratory, all located in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Mine samples greater than 10.0 g/t Au, and regional samples greater than 5.0 g/t Au are re-analyzed using gravimetric finish

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methods. AGAT, Actlabs and ALS are certified laboratories and have internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The Island Gold Mine QA/QC procedures are more completely described in the August 29, 2022 Technical Report filed on SEDAR+ (www.sedarplus.ca).

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, expectations regarding the mine plan, mine life, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic; any ongoing or future impact of COVID-19 on the broader market; state and federal

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orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Underground
Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:

Island West (C-zone) and Island Main @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t
Au; E1D Zone @ 100 g/t Au; B Zone, E1D1 zone and NS1 @ 90 g/t Au; NTH4 Zone @ 75 g/t
Au; DN and NTH zone @ 35 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
790-479-34	B	Island West Hanging Wall	193.00	205.60	12.60	6.93	29.33	23.89	910
900-506-09	B	Island West Hanging Wall	154.55	158.00	3.45	2.28	65.23	24.36	946
790-479-40	B	Island West Hanging Wall	199.00	203.05	4.05	3.91	40.36	40.36	764
900-506-05	B	Island West Hanging Wall	206.20	208.75	2.55	2.42	10.10	10.10	943
490-456-13	B	Island West Hanging Wall	152.75	155.20	2.45	2.13	6.87	6.87	446
490-456-48	B	Island West Hanging Wall	171.00	173.50	2.50	2.18	3.19	3.19	385
490-456-13	C	Island West	112.90	115.35	2.45	2.38	106.04	48.86	456
790-479-40	C	Island West	148.60	152.47	3.87	3.81	19.56	19.56	777
490-456-48	C	Island West	149.00	151.30	2.30	2.10	7.19	7.19	397
490-456-09	C	Island West	126.50	129.10	2.60	2.19	6.03	6.03	427
490-456-12	C	Island West	155.55	157.90	2.35	2.07	4.39	4.39	383
790-479-40	DN	Island West Footwall	18.00	20.70	2.70	2.15	12.13	6.48	809
945-624-31A	E1D	Island East Footwall	374.40	382.70	8.30	2.79	228.50	70.63	1284
945-624-32	E1D	Island East Footwall	383.70	387.15	3.45	2.06	52.31	15.13	1238
1040-619-13	E1D1	Island East Footwall	209.00	216.00	7.00	2.05	14.45	14.45	1185
1040-619-20	E1D1	Island East Footwall	152.30	157.50	5.20	2.17	14.78	14.39	1082
1040-619-22	E1D1	Island East Footwall	170.80	177.60	6.80	2.56	67.08	13.21	1149
1040-619-31	E1D1	Island East Footwall	146.15	153.95	7.80	2.35	50.10	12.67	1150
840-632-49	E1E	Island East	157.30	160.60	3.30	2.82	34.48	34.48	793
1040-619-20	E1E	Island East	165.50	171.88	6.38	2.41	20.85	20.85	1086
945-624-34	E1E	Island East	439.30	444.40	5.10	2.05	19.22	19.22	1305
840-632-47	E1E	Island East	175.45	178.20	2.75	2.05	16.99	16.99	772
840-530-09	E1E	Island East	562.50	570.00	7.50	2.45	16.13	16.13	1279
840-632-45	E1E	Island East	206.90	212.80	5.90	2.06	14.76	12.66	944
620-595-02	E1E	Island East	167.50	171.65	4.15	2.12	7.86	7.86	640
1040-619-21	E1E	Island East	192.40	197.70	5.30	3.00	5.07	5.07	1126
840-530-07A	E1E	Island East	573.15	580.65	7.50	2.08	4.41	4.41	1309
840-578-35	E1E	Island East	236.80	239.50	2.70	2.10	3.41	3.41	963
900-506-10	NS1	Island West Hanging Wall	287.60	291.90	4.30	4.03	23.34	12.56	918
900-506-07	NS1	Island West Hanging Wall	318.95	323.05	4.10	3.96	12.33	12.33	887
900-506-08	NS1	Island West Hanging Wall	290.35	294.75	4.40	4.17	10.46	10.46	932
900-506-11A	NS1	Island West Hanging Wall	336.65	340.70	4.05	3.41	17.30	8.61	886
490-456-01	NS1	Island West Hanging Wall	173.90	176.60	2.70	2.33	83.46	6.91	546
900-506-12	NS1	Island West Hanging Wall	308.60	311.00	2.40	2.05	4.96	4.96	923
620-595-03	NTH	Island East Footwall	68.30	70.80	2.50	2.32	4.08	4.08	635
620-595-01	NTH	Island East Footwall	67.60	70.00	2.40	2.25	3.77	3.77	619
620-595-04	NTH	Island East Footwall	66.40	68.90	2.50	2.36	3.24	3.24	643
840-632-47	NTH4	Island East Footwall	105.10	107.70	2.60	2.05	13.69	7.17	794

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
840-632-51	NTH4	Island East Footwall	114.00	116.70	2.70	2.36	3.20	3.20	796
620-595-02	Unknown	Island East Footwall	12.50	15.40	2.90		1389.65		599
900-506-13	Unknown	Island West Hanging Wall	373.75	376.65	2.90		103.37		836
900-506-06	Unknown	Island West Hanging Wall	308.60	310.75	2.15		52.65		1023
840-632-49	Unknown	Island East Footwall	84.40	86.85	2.45		39.42		810
840-632-41	Unknown	Island East Footwall	7.90	11.55	3.65		25.85		824
1015-640-06	Unknown	Island East Footwall	21.35	24.80	3.45		18.71		1016
900-506-13	Unknown	Island West Hanging Wall	294.90	297.60	2.70		17.33		856
840-632-41	Unknown	Island East Footwall	92.50	95.25	2.75		16.05		794
900-506-03	Unknown	Island West Hanging Wall	239.00	242.25	3.25		8.84		873
900-506-17	Unknown	Island West Hanging Wall	184.50	186.55	2.05		8.48		1044
900-506-11A	Unknown	Island West Footwall	138.60	141.40	2.80		8.34		909
620-SIL-05	Unknown	Island East Footwall	47.45	51.35	3.90		8.15		562
620-595-01	Unknown	Island East Footwall	38.70	40.00	1.30		7.23		609
840-632-41	Unknown	Island East Footwall	16.60	18.90	2.30		6.97		822
840-632-20	Unknown	Island East Footwall	121.00	124.05	3.05		10.02		756
840-632-41	Unknown	Island East Footwall	64.40	67.00	2.60		3.06		805
900-506-01	Unknown	Island West Hanging Wall	279.00	282.20	3.20		3.00		975

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1015-640-06	120	0	138	691959	5352021	-634
1040-619-13	205	-39	339	691773	5351926	-661
1040-619-20	221	-14	198	691773	5351926	-661
1040-619-21	221	-23	294	691773	5351926	-661
1040-619-22	207	-35	312	691773	5351926	-661
1040-619-31	155	-44	279	691775	5351927	-661
490-456-01	165	-20	234	690121	5351595	-101
490-456-09	153	25	162	690121	5351595	-99
490-456-12	149	39	279	690121	5351595	-98
490-456-13	168	13	345	690121	5351594	-99
490-456-48	155	32	252	690121	5351595	-99
620-595-01	173	-20	87	691450	5352063	-214
620-595-02	152	-16	255	691451	5352063	-213
620-595-03	161	-34	90	691450	5352063	-214
620-595-04	179	-43	93	691450	5352063	-214
620-SIL-05	323	36	66	691480	5351963	-209
790-479-34	127	-26	345	690085	5351505	-433
790-479-40	204	13	240	690081	5351504	-431
840-530-07A	139	-51	801	690850	5351795	-468
840-530-09	130	-47	744	690851	5351796	-468
840-578-35	172	-31	267	691309	5351963	-457
840-632-20	226	33	197	691829	5352113	-444
840-632-41	202	19	129	691830	5352112	-445
840-632-45	118	-30	255	691835	5352114	-447
840-632-47	196	19	204	691830	5352113	-445
840-632-49	185	11	192	691831	5352112	-446
840-632-51	174	16	171	691831	5352113	-446
900-506-01	197	-8	402	690684	5351595	-541
900-506-03	191	10	376	690687	5351596	-541
900-506-05	242	-5	327	690681	5351597	-541
900-506-06	239	-14	315	690681	5351597	-541
900-506-07	237	4	351	690681	5351597	-540
900-506-08	236	-2	339	690681	5351597	-540
900-506-09	231	-8	333	690681	5351597	-541
900-506-10	230	1	348	690681	5351597	-540
900-506-11A	241	5	350.3	690681	5351598	-540
900-506-12	244	1	345	690681	5351598	-540
900-506-13	227	11	390	690681	5351597	-540
900-506-17	203	-38	204	690682	5351595	-542
945-624-31A	79	-72	483	691899	5351768	-537

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
945-624-32	66	-52	423	691899	5351768	-537
945-624-33	75	-59	444	691899	5351768	-537

Note: UTM mine surface elevation 393 m

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – C/E1E/E1EN/E1D Longitudinal, New C and E1E-Zone Underground Exploration Drilling Results

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine – New Underground Exploration Drilling Highlights, Hanging Wall and Footwall Zones

surface
Island West
Hanging Wall Zones
B Zone
790-479-34
29.33 g/t Au (23.89 g/t Au cut) / 6.93 m
790-479-40
40.36 g/t Au (40.36 g/t Au cut) / 3.91 m
900-506-09
65.23 g/t Au (24.36 g/t Au cut) / 2.28 m
900-506-05
10.10 g/t Au (10.10 g/t Au cut) / 2.42 m
NS1 Zone
900-506-10
23.34 g/t Au (12.56 g/t Au cut) / 4.03 m
900-506-11A
17.30 g/t Au (8.61 g/t Au cut) / 3.41 m
900-506-07
12.33 g/t Au (12.33 g/t Au cut) / 3.96 m
900-506-08
10.46 g/t Au (10.46 g/t Au cut) / 4.17 m
-500 m
Island East
Footwall Zones
NTH Zones
E1D1 Zone
1040-619-22
67.08 g/t Au (13.21 g/t Au cut) / 2.56 m
1040-619-31
50.10 g/t Au (12.67 g/t Au cut) / 2.35 m
1040-619-20
14.78 g/t Au (14.39 g/t Au cut) / 2.17 m
1040-619-13
14.45 g/t Au (14.45 g/t Au cut) / 2.05 m
-1000 m
Shaft – In Progress
E1D Zone
945-624-31A
228.50 g/t Au (70.63 g/t Au cut) / 2.79 m
945-624-32
52.31 g/t Au (15.13 g/t Au cut) / 2.06 m
-1500 m
-2000 m
Z
W
N
Legend
Ramp & Development
Mined out
Island Gold Structure
R & R Year End 2022
Proven Reserves
Probable Reserves
Measured Resources
Indicated Resources
Inferred Resources
Mineralized Zone
ALAMOS GOLD INC.
ISLAND GOLD
3D isometric view looking NW, Azim 295, Feb 2024

14 | ALAMOS GOLD INC